Exhibit 99.118

mCloud Announces Second Quarter 2020 Financial Results

•	Total revenues grew 383% to C$11.6 million in the first six months of 2020 compared to C$2.4 million in the same period for 2019
•	Q2 2020 total revenues increased 144% to C$5.0 million compared to C$2.05 million in Q2 2019
•	2,675 new connected assets were added to reach a new high of 51,347 in Q2 2020, a year- over-year increase of 52%
•	AssetCare™ over time revenues increased 440% to C$2.7 million in Q2 2020 compared to C$0.5 million in Q2 2019, boosted by the higher monthly recurring revenues of oil and gas connected assets

VANCOUVER, BC, Aug. 13, 2020 /CNW/ - mCloud Technologies Corp. (TSXV: MCLD) (OTCQB: MCLDF) ("mCloud" or the "Company"), a leading provider of asset management solutions combining IoT, cloud computing, and artificial intelligence ("AI"), today announced its financial results for the second quarter ended June 30, 2020 ("Q2 2020").

"Our over 51,000 connected assets generated recurring revenue that buoyed results for the quarter, a clear message that our focus on adding new connected assets to our AssetCare platform is paying off," said Russ McMeekin, mCloud President and CEO. "Despite the challenges presented by strict lockdowns across the board, we are encouraged by the growing demand for remotely connecting assets across all of our business segments, and particularly our higher revenue-per- asset oil and gas customers."

"Throughout July and early August, we have seen businesses cautiously return to work while we have incrementally added new connected assets," McMeekin continued. "As a result, we continue to have a line of sight to achieving our goal of connecting 70,000 assets by end of year."

"Deferrals in our technical project services business, a result of limited customer access, and back- end loading of new connections make it unlikely we will achieve our previously projected C$70 million in revenue for the full year," McMeekin added. "Nevertheless, achieving our goal of connecting 70,000 assets by year-end supports the run rate in AssetCare revenues we were anticipating heading into 2021."

"Until we are able to onboard and deliver to customers on a regular basis, it will be difficult to accurately forecast revenues, though we will be able to provide regular updates on the addition of new connected assets as our primary measure of growth," McMeekin concluded. "The new normal for most of our customers has revealed opportunities that are well suited to AssetCare and therefore we continue to be optimistic that our AssetCare platform will drive recurring revenue growth, achieve robust gross margins, generate sustainable positive cash flow for the business, and ultimately create value for all stakeholders."

Comparing 2020 vs 2019 Revenues

(All figures are in Canadian dollars)

Three Months Ended June 30		Six Months Ended June 30
	2020	2019	2020	2019
AssetCare initialization	$1,352,021	$1,499,656	$3,424,874	$1,610,630
AssetCare over time	2,683,670	548,614	3,676,215	765,297
Engineering services	974,391	-	4,467,197	-
Total	$5,010,082	$2,048,270	$11,568,286	$2,375,927

Total revenues for Q2 2020 were C$5.0 million compared to C$2.05 million for the same period in 2019, a 144% increase year-over-year. On a six-month basis, revenues grew 383% to C$11.6 million in the first half of 2020 compared to C$2.4 million for the same period in 2019.

AssetCare over time revenues reached C$2.7 million in Q2 2020, a 170% increase from C$1.0 million in Q1 2020 and a 440% increase over the same period in 2019. The Company's connected asset count increased by 2,675 in Q2 2020 to 51,347 total connected assets.

In Q2 2020, revenues from newly initialized assets in the quarter were C$1.4 million. The Company noted fewer new connected assets in Q2 2020 compared to Q1 2020 as a result of the restricted access to workplaces seen at local, regional, and national levels. Though there were fewer connected assets, many of the new connected assets in Q2 2020 came from oil and gas customers commanding higher monthly recurring revenues per connected asset. Revenues from technical project services in Western Canada were C$974,391, impacted by access to customer sites in the quarter.

Comparing 2020 vs 2019 Adjusted EBITDA

Note: Adjusted EBITDA is the net income or loss excluding certain expenses incurred for various M&A, acquisition integration financings, and other capital markets efforts. See "Non-GAAP Measure" below.

(All figures are in Canadian dollars)

	1H 2020	1H 2019
Revenue	11,568,286	2,375,927
Cost of sales	4,432,415	681,098
Gross profit	7,135,871	1,694,829
Operating Expenses	23,429,808	7,878,898
Net loss for the period	(17,230,663)	(5,188,570)
Add: Current tax expense	(71,549)	34,228
Less: Deferred income recovery	(959,044)	(1,376,370)
Less: Other income	(980,231)	-
Add: Depreciation and amortization	3,181,154	995,597
Add: Share-based compensation	689,640	545,351
Add: Finance costs	2,833,288	170,371
Less: Finance income	(12,436)	(164,523)
Add: Foreign exchange loss	(897,598)	164,607
Add: Business acquisition costs and other expenses	1,024,296	176,188
Add: Salaries, wages, and benefits	4,449,154	1,216,985
Add: Professional and consulting fees	3,672,471	1,691,831
Adjusted EBITDA	(4,301,518)	(1,734,305)

On July 6, 2020, the Company announced it had closed a C$11.5 million public offering in part to finance the acquisition of kanepi Group Pty Ltd ("kanepi"), an oil and gas visualization and analytics provider based in Australia and Singapore, which is expected to expand mCloud's footprint in Southeast Asia, West Africa, and South America, bringing major oil and gas, FPSO, LNG, and mining customers to mCloud. mCloud and kanepi are working closely with counsel and the Australian Foreign Investment Review Board to finalize this transaction.

On July 16, 2020, the Company announced it had closed a C$4 million non-brokered unit offering on amended terms.

As previously announced on May 19, 2020, mCloud partnered with SecureAire LLC to combine air filtration with mCloud's AI to optimize the health and safety of indoor air in commercial buildings, employing technologies implemented in leading healthcare facilities across the United States and independently verified in published scientific research. The Company introduced new AI capabilities to AssetCare using air quality sensors and HVAC connectivity to optimize building ventilation and ensure compliance with CDC, ASHRAE, and guidance from local health authorities while improving building energy efficiency under post-pandemic operating conditions.

Also announced on June 24, 2020, mCloud partnered with nybl, an oil and gas technology provider in the Middle East, to deliver asset optimization solutions for artificial lift assets such as electric submersible pumps and plunger lifts for oil wells in oil and gas centers worldwide. Combining nybl's AI technology with AssetCare, the Company began efforts to connect the first set of 2,000 oil wells in Kuwait and North America.

Q2 2020 Earnings Conference Call

The Company is hosting a conference call to discuss the financial results for the second quarter at 5:30 p.m. ET today. The conference call will include prepared remarks from Russ McMeekin, Chief Executive Officer, and Chantal Schutz, Chief Financial Officer. After the prepared remarks, the Company will accept questions.

To access the conference call by telephone, dial 647-427-7450 or 1-888-231-8191. Please connect approximately 10 minutes prior to the beginning of the call to ensure participation. The conference call will be archived for replay by telephone until Thursday, August 20, 2020 at midnight (ET). To access the archived conference call, dial 1-855-859-2056 and enter the reservation number 1085971.

A live audio webcast of the conference call will be available at https://bit.ly/2XfeHUg. Please connect at least 15 minutes prior to the conference call to ensure adequate time for any software download that may be required to join the webcast. The webcast will be archived at the above website for one year.

About mCloud Technologies Corp.

mCloud is creating a more efficient future with the use of AI and analytics, curbing energy waste, maximizing energy production, and getting the most out of critical energy infrastructure. Through mCloud's AI-powered AssetCare™ platform, mCloud offers complete asset management solutions in five distinct segments: commercial buildings, renewable energy, healthcare, heavy industry, and connected workers. IoT sensors bring data from connected assets into the cloud, where AI and analytics are applied to maximize their performance.

Headquartered in Vancouver, Canada with offices in twelve locations worldwide, the mCloud family includes an ecosystem of operating subsidiaries that deliver high-performance IoT, AI, 3D, and mobile capabilities to customers, all integrated into AssetCare. With over 100 blue-chip customers and more than 51,000 assets connected in thousands of locations worldwide, mCloud is changing the way energy assets are managed.

mCloud's common shares trade on the TSX Venture Exchange under the symbol MCLD and on the OTCQB under the symbol MCLDF. mCloud's convertible debentures trade on the TSX Venture Exchange under the symbol MCLD.DB. For more information, visit www.mcloudcorp.com.

Non-GAAP Measure

Selected financial information for the three-month period ended June 30, 2020 set out above includes reference to "Adjusted EBITDA", which is not recognized under International Financial Reporting Standards and is a non-generally accepted accounting principle ("Non-GAAP") measure. This information should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended June 30, 2020 and audited consolidated financial statements and notes thereto for the year ended December 31, 2019 along with mCloud's MD&As for the corresponding periods, which are available under mCloud's profile on SEDAR at www.sedar.com.

Further information regarding this Non-GAAP measure is contained in mCloud's annual MD&A for the period ended December 31, 2019.

Forward-Looking Information and Statements

This press release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the

Company's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". The forward-looking information contained herein may include information related to expected revenues and growth in AssetCare connections, the partnership with nybl for the connection of oil wells in Kuwait and North America, and the expected completion of the Company's acquisition of kanepi.

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements.

An investment in securities of the Company is speculative and subject to several risks as discussed under the heading "Risk Factors" on pages 29 to 46 of the Company's filing statement dated October 5, 2017. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

In connection with the forward-looking information and forward-looking statements contained in this press release, the Company has made certain assumptions. Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws. All subsequent written and oral forward- looking information and statements attributable to the Company or persons acting on its behalf is expressly qualified in its entirety by this notice.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE mCloud Technologies Corp.

View original content: http://www.newswire.ca/en/releases/archive/August2020/13/c4304.html

%SEDAR: 00033047E

For further information: Craig MacPhail, NATIONAL Capital Markets, T: 416-586-1938, cmacphail@national.ca; Chantal Schutz, Chief Financial Officer, mCloud Technologies Corp., T: 604- 669-9973

CO: mCloud Technologies Corp.

CNW 07:00e 13-AUG-20